Filed by: Bergen Brunswig Corporation. This
                                 Communication is filed pursuant to Rule 425
                                 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: AmeriSource-Bergen Corporation Commission File Number: 333-61440


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

Correction to a previous Q & A:
-------------------------------
When the severance plan was first published on the merger hotline (Q&As from 3/27/01), the following statement was (and is) shown as part of that plan: "In order to receive the severance program outlined below, associates must remain employed by the company until they are released and must sign a standard general release."

Subsequently, a Q&A was posted (4/26/01) that conflicted with that statement:
"Question: If an employee leaves after receiving their 2 months' notice, but before their 2 months are completed are they still eligible for severance?
Answer: Yes, they will still be eligible for severance but will be paid regular pay only through their last day of employment, not through the end of the 2 months notice period."

Correction:
-----------
With apologies for the miscommunication, we need to clarify that the accurate answer is reflected in the original statement, i.e., "In order to receive the severance program outlined below, associates must remain employed by the company until they are released and must sign a standard general release.". In other words, if an associate has been given their 60-day notice and voluntarily leaves before the 60 days are completed, they will not be eligible for severance. This assumes that the manager still needs the associate to perform his/her job function throughout the entire 60-day period.


================================================================================

Question:
---------
In the recent PowerPoint presentation regarding the integration steering committee, I was alarmed by the point that the team is focused on "speed over accuracy." Is this truly in the best intentions of not only Bergen and AmeriSource, but the newly formed AmeriSource-Bergen?

Answer:
-------
It would have been better to say that the focus is on a balance of speed and accuracy, and add the reminder that synergies don't begin until you act.

When groups are asked to change the way things are, the natural human tendency is to move forward with caution. This is especially true when two processes are being compared and there's a likely outcome that one or both of them may not survive moving forward.

The intention is to push for velocity to begin realizing the tremendous synergies that will make the combined company strong, with the understanding that decisions will be made objectively with facts, i.e., accuracy will not fall by the wayside.


================================================================================

Question:
---------
If the FTC does not approve of the 'merger' with AmeriSource, would this cancel the $ amounts each company would owe the other (if either had backed out of the agreement)?

Answer:
-------
In general, that would be the overall objective. How costs are specifically treated, both those already incurred and new costs that would be incurred, are described in detail in the merger agreement.


================================================================================

Question:
---------
Bergen Brunswig vacation is 1yr-2 weeks vacation , 5yr-3 weeks vacation , 15yr-4 weeks vacation. How does AmeriSource work it's vacation?

Answer:
-------
1 year - 10 days (2 weeks) vacation; 2 years - 11 days; 3 years - 12 days; 4 years - 13 days; 5 years - 14 days; 6-9 years - 15 days; 10-24 years - 20 days; 25+ years - 25 days.


================================================================================

Question:
---------
On the culture print questionnaire, selection was based on random samples of 20% of associates across all companies. How is it that all persons in our small department including one that is not on the payroll, all be selected? How fair could the assessment be, when we were required to give them to human resources with our names on them? Will there be a new integrity policy when the new company forms? The one we have not does not work?

Answer:
-------
Regarding your first question, random sampling of 20% works well for larger departments, but of course you need to be flexible when 20% wouldn't even represent a whole person. Your second question implies that you believe human resources in your location may have looked at your responses - I do not know if that is true. You should have received a return envelope in which to place your completed questionnaire; your human resources department was probably trying to ensure that the surveys were completed within a very tight timeframe. In addition, the culture assessment looks at the culture within the organization; it does not have anything to do with "being fair". Your third question indicates you do not believe the integrity policy is working for you. I would invite you to discuss your concerns with your manager or call Carol Scherman to discuss.


================================================================================

Question:
---------
If an associate is selected for lay-off, and is offered the severance package, will the associate be eligible to receive the REWARD earned (if applicable) for the eligible hours worked during the last quarter?

Answer:
-------
Yes, that will be written into the severance agreement.


================================================================================

Question:
---------
Given that all options vest upon merger completion, will an associate that is laid off be required to wait the requisite 12 months to exercise/sell those options that weren't scheduled to vest this calendar year?

Answer:
-------
First, to clarify this answer, vesting is not based on calendar year. Options subject to a waiting period are those that are still unvested as of the merger closing date. With that in mind, the 12-months waiting period begins counting down on the closing date. Associates will have to wait until the 12-month waiting period ends before having access to the options that would otherwise have been unvested, regardless of whether they are active or laid off.
================================================================================

Question:
---------
If we are laid off from our position and given a severance package, what deductions will be taken out of our severance check? If deductions are taken out for 401K, medical, etc., will we have the option to stop those deductions in either our one-time check or monthly severance checks?

Answer:
-------
Whether lump sum or biweekly, severance checks will contain deductions for benefits that you are signed up for until your eligibility expires. You may decide not to continue to participate when you are laid off if you like. When you receive a form describing your benefits on layoff (a General Release form), you'll also receive a waiver form that you can complete and return if you choose to no longer participate in the Company's health/welfare benefits. For 401(k), if you don't want deductions to continue upon layoff, call Merrill Lynch at 1-800-228-4015 to change your deduction percent to zero.


================================================================================

Question:
---------
Why are we constantly hearing slogans "Best of the Best" or "Building the Best" when most people's merger motivation is am I going to be laid off or not?

Answer:
-------
You're saying slogans are cheerful, but you're too worried to be cheerful. It's hard to be excited about the future possibilities of a new strong company if you don't know whether you're going to end up being a part of it. That's not difficult to understand.

But a lot of people are going to be a part of it, and there's a real possibility that you may be one of them. Everyone has a choice of how to think about the future. The slogans you reference are about making future possibilities into realities, and even though it may sit wrong with you now, it's really necessary to get started so we can build the momentum we need to get there.


================================================================================

Question:
---------
Any news yet?

Question: If AmeriSource previously employed an associate, will their time of service with AmeriSource and Bergen be combined to qualify for benefits?

Answer: We do not yet have an answer to your question.

Answer:
-------
We hope to be addressing this issue in the very near future. Meanwhile, would you mind clarifying your personal question? In other words, are you asking about a period of continuous employment and a changeover, a recent employment with a short gap, or a not-so-recent employment with a significant gap of time since you were employed?
================================================================================

Question:
---------
We have the integration phase I package, but how come there is no page for the finance & legal team with the team member names and their responsibilities?

Answer:
-------
There is a page for the finance and legal integration team. Please see your manager or call Carol Scherman for the finance and legal information.


================================================================================

Question:
---------
As part of the merger, is the accounting function going to be centralized according to regions?

Answer:
-------
It's too soon to say. Organizational issues such as this are still under discussion.


================================================================================

Question:
---------
When the merger is approved (or not), how and when will the associates be notified?

Answer:
-------
When the Company is notified, it will be a very short time before the entire business community is notified. It is our intention to leave a voice-mail informing associates of the FTC ruling in the short interim between these two events.


================================================================================

Question:
---------
A question was asked previously regarding "voluntary" severance. Is that something that is still being considered?

Answer:
-------
Still no final answer on this yet.


Forward-Looking Statements
--------------------------
The foregoing communication contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.
The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.


Additional Information
----------------------
In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statements/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610)727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714)385-4000.



Participants in Solicitation
----------------------------
AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.